						Exhibit 12.1

NASH FINCH COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended					12 Weeks Ended
	Dec. 29,	Jan. 3,	Jan. 2,	Jan. 1,	Dec. 31,	Mar. 26,	Mar. 24,
(In thousands, except ratios)	2007	2009	2010	2011	2011	2011	2012

Fixed Charges:
Interest expense on	$28,088	26,466	24,372	23,403	24,894	5,459	5,138
Indebtedness

Rent expense (1/3 of total	7,008	7,299	8,565	8,164	6,400	1,525	1,477
rent expense)

Total fixed charges	$35,096	33,765	32,937	31,567	31,294	6,984	6,615

Earnings:
Income before	$53,015	53,791	23,750	72,126	58,428	12,370	9,069
provision for income taxes

Fixed charges	35,096	33,765	32,937	31,567	31,294	6,984	6,615

Total earnings	$88,111	87,556	56,687	103,693	89,722	19,354	15,684

Ratio	2.51x	2.59x	1.72x	3.28x	2.87x	2.77x	2.37x